Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 10, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
CornerCap Small-Cap Value Fund (S000077752)
Dear Ms. Marquigny:

The purpose of this letter is to respond to the comments you provided to John Hadermayer on August 31, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 546 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding a new series, the CornerCap Small-Cap Value Fund (the “Fund”) to the Trust. PEA No. 546 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on July 22, 2022.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Staff Comment: The Staff notes with respect to Item 1(a)(ii) of Form N-1A, please provide the associated ticker symbol for each class on the cover page of both the prospectus and Statement of Additional Information (“SAI”).

Response: The Trust responds by providing the requested ticker symbols on the cover pages of the prospectus and SAI.

Prospectus

2.Staff Comment: With respect footnote 1 to the Fees and Expenses table, please update to clarify that expenses for the Advisor Class are estimated since this share class is not part of the reorganization. Please also supplementally explain why both classes of the Target Fund are being reorganized into the Institutional Class of the Fund if the Fund will also offer the Advisor Class.

Response: The Trust responds by updating footnote 1 in accordance with the Staff’s comment. The Trust also responds supplementally by stating that neither share class of the Target Fund has a Rule 12b-1 fee or Shareholder Servicing Plan fee. In the interests of reorganizing the existing Target Fund shareholders into the most appropriate share class from a fee perspective, it was determined that they would both be reorganized into the Fund’s Institutional Class, which does not have a Rule 12b-1 fee or Shareholder Servicing Plan fee. The Fund’s Advisor Class, which has both a 12b-1 fee and Shareholder Servicing Plan fee, will be seeded separately from the reorganization.

3.Staff Comment: In the first paragraph of the Principal Investment Strategies section on page 2 of the prospectus, please state the market capitalization range of the Russell 2000 Index as of the most recent practicable date prior to the registration statement’s effective date.

Response: The Trust responds by confirming that the requested change has been made.

4.Staff Comment: In the first paragraph of the Principal Investment Strategies section on page 2 of the prospectus, please revise to state more clearly how REIT investments are principal to the Fund’s investment objective.

Response: The Trust responds by revising the relevant disclosure as follows:

“The Fund may also invest in real estate investment trusts (“REITs”) that are a part of the Fund’s investable universe.”

5.Staff Comment: In the second paragraph of the Principal Investment Strategies section on page 2 of the prospectus:
a.please revise to explain more clearly what “Fundametrics” is so that investors will understand this reference;
b.please clarify what is in the Fund’s “investable universe” beyond the 80% that will be invested in small-cap stocks; and
c.please revise to provide appropriate context to investors regarding the following items, (i) the role of peer groups in portfolio construction, (ii) how and why fundamental factors are picked and tailored for each peer group, and (iii) where the algorithm and data sets apply in the portfolio construction process and subsequent investment decisions.

Response: The Trust responds by revising the referenced disclosure as follows:

“The Adviser uses Fundametrics® to select stocks for the Fund. Fundametrics® is the Adviser’s proprietary, quantitative research system. Fundametrics® first evaluates all stocks in the Fund’s investable universe (U.S. domestic small-cap stocks) and groups companies with similar business models and characteristics into custom peer groups. Each peer group is then evaluated with respect to over ~~120~~ 200 fundamental factors across all major styles (value, growth, growth at a reasonable price, price momentum, quality and risk) to find the optimized risk adjusted mix (i.e., to determine unbiasedly which blends of factors are best for each peer group). Overall, valuation generally maintains the highest weight and greatest importance within a peer group, but otherwise each peer group can have ~~an independent~~ fundamental factor and style representation that is unique from the other peer groups. For example, the Software peer group generally has a higher representation of growth factors versus other peer groups, while the Banks peer group generally has a higher representation of value factors versus other peer groups.”

With respect to the Staff’s comment 5.b., the Trust confirms supplementally that while the Fund’s investable universe is U.S. domestic small-cap stocks, the Fund may at times hold stocks or other investments outside of this investable universe as a result of events outside the Fund’s control, including for example, corporate actions or mergers involving Fund holdings. The Fund also reserves the right to invest in other investment types permitted by its registration statement that are not part of the investable universe.

With respect to the Staff’s comment 5.c.iii, the Trust directs the Staff to the Trust’s response to comment 6 below for revised disclosure that, together with the revisions provided in response to this comment 5, addresses this specific comment.

6.Staff Comment: In the third paragraph of the Principal Investment Strategies section on page 2 of the prospectus:
d.please clarify the term “excess returns” to state what the returns are in excess of.
e.please discuss the role of the Adviser’s discretion in operating and setting parameters for Fundametrics; and

f.please clarify what is considered “unreasonable risk” under the Financial Warnings Overlay.

Response: The Trust responds by revising the referenced disclosure as follows:

“~~Buy and sell decisions are determined by the optimized subset of factors contained within the~~ The Fundametrics® Alpha Composite (“Alpha Composite”) ~~and the Fundametrics® Financial Warnings Overlay (“Financial Warnings Overlay”). The Alpha Composite is a combination of factors~~ is designed to identify alpha stocks, which are stocks considered to have the potential for ~~excess~~ returns in excess of the Fund’s benchmark over time (i.e., excess returns). It is comprised of two parts, the universe composite and the peer group composite. The universe composite ranks a company against all stocks in the Fund’s investable universe and helps to determine sector allocations to over or underweight, while the peer group composite ranks each stock amongst its peers for stronger stock selection.

The Fundametrics® Financial Warnings Overlay (“Financial Warnings Overlay”) is then applied to the Fund’s investable universe of stocks using a separate set of risk factors designed to identify stocks with risk levels that the Adviser believes will lead to underperformance. The Financial Warnings Overlay is designed to avoid high risk stocks that otherwise rank attractively in the Alpha Composite. The Fund typically buys stocks that score highly with respect to the Alpha Composite and pass the Financial Warnings Overlay and, as a final analysis, improve portfolio diversification. The Fund typically sells stocks that score low on the Alpha Composite or are flagged by the Financial Warnings Overlay as presenting unreasonable risk. A stock is determined to carry unreasonable risk when it accumulates multiple exceptions or warnings within the Financial Warnings Overlay. Warnings are customized by peer group. For example, the Banks peer group will have different risk factors tied to loan quality and capital levels that would not be relevant to Software peer group.”

Buy and sell decisions are determined by the rankings produced by the Alpha Composite and the Financial Warnings Overlay. All parameters set within Fundametrics®, including the Alpha Composite and Financial Warnings Overlay, to generate the Fund’s portfolio are set at the full discretion of the Adviser based upon the Adviser’s beliefs regarding the proper approach to constructing a portfolio to meet the Fund’s investment objective. In addition, the Adviser, in its sole discretion, will continue to test, evaluate and modify these parameters over time.

7.Staff Comment: Below the fourth paragraph of the Principal Investment Strategies section on page 2 of the prospectus, with respect to the three bullets:
g.please revise “relative valuation” to explain the reference point to which valuation is relative;
h.please revise “earnings growth rates” and “cash flow measurements” to explain the time periods over which these factors are determined; and
i.please revise “cash flow measurements” to identify the measurement used to compare investment options.

Response: The Trust responds by revising the referenced disclosure as follows:

“The Adviser selects securities from among approximately 1,950 issuers ranked according to fundamental factors using the Adviser’s Alpha Composite. Among other fundamental factors, the Alpha Composite model emphasizes the following three key ~~criteria~~ fundamental factors when choosing equity securities with the potential for excess returns~~, as the Fund seeks its objective of long-term capital appreciation~~:
•relative valuation (i.e., a stock’s valuation relative to its history);
•earnings growth rates, including the evaluation of both historic and forecasted rates over multiple time periods; and
•cash flow measurements, including the evaluation of cash flow over historic, current and forecasted time periods.”

8.Staff Comment: In the Principal Risks of Investing in the Fund section on page 3, please revise Value Investing Risk to state that the risk is that the Adviser improperly identifies positions as being undervalued:

Response: The Trust responds by revising this disclosure as follows:

“Value Investing Risk. The value approach to investing involves the risk that stocks of undervalued companies may remain undervalued. The Fund may suffer losses if stocks the Adviser ~~believes are~~ identifies as undervalued and/or ~~are~~ temporarily out of favor in the market ~~are not~~ were improperly identified by the Adviser as undervalued or out of favor, or if those stocks remain undervalued for an extended period of time ~~in the market, or they continue to be out of favor~~.”

9.Staff Comment: In the Principal Risks of Investing in the Fund section on page 3, with respect to Financial Sector Concentration Risk, please add corresponding strategy disclosure related this risk or, alternatively, delete the risk factor.

Response: The Trust responds by adding the following disclosure to the Fund’s principal investment strategies:

“From time to time, the Fund may have an allocation of greater than 25% to companies in the same economic sector, including the financial sector.”
10.Staff Comment: In the Principal Risks of Investing in the Fund section on page 3, the Staff notes that Business and Company Risk as written is extremely broad. Please consider recharacterizing this risk in terms of issuer specific risk if appropriate. If the Fund anticipates investing significantly in a specific industry please use an industry specific risk and update the Principal Investment Strategies accordingly.

Response: The Trust responds supplementally by confirming that the risk characterized by Business and Company Risk is sufficiently covered by other risk factors. Accordingly, the Business and Company Risk disclosure is deleted from the prospectus.

11.Staff Comment: In the Principal Risks of Investing in the Fund section on page 3, with respect to Regulatory Risk and Sector Risk, please add corresponding strategy disclosure related each risk or, alternatively, delete each risk factor, as applicable.

Response: The Trust responds by deleting Regulatory Risk from the prospectus. In addition, the Trust responds supplementally by directing the Staff to the Trust’s response to comment 9 above as support for its determination to retain Sector Risk.

12.Staff Comment: In the Principal Risks of Investing in the Fund section on page 4, with respect to Management Risk, please add corresponding strategy disclosure to explain the Adviser’s role in the strategy so that this risk is understandable and relevant.

Response: The Trust responds supplementally by directing the Staff to the revisions set forth in its response to the Staff’s comment 6 above, including the addition of the following language to the Fund’s principal investment strategies:

“All parameters set within Fundametrics®, including the Alpha Composite and Financial Warnings Overlay, to generate the Fund’s portfolio are set at the full discretion of the Adviser based upon the Adviser’s beliefs regarding the proper approach to constructing a portfolio to meet the Fund’s investment objective. In addition, the Adviser, in its sole discretion, will continue to test, evaluate and modify these parameters over time.”

13.Staff Comment: In the Principal Risks of Investing in the Fund section on page 4, with respect to Real Estate Investment Trusts (“REITs”) Risk, if the Fund’s REIT investments will have sub-prime exposure, please update this risk disclosure accordingly.

Response: The Trust responds supplementally by confirming that the Fund’s REIT investments are not expected to have sub-prime exposure. Accordingly, no revisions have been made in response to this comment.

14.Comment: In the Average Annual Total Returns table on page 5, with respect to footnote 1, please explain supplementally why using the Institutional Shares of the Target Fund as the primary class for performance purposes is appropriate when it has a blended set of returns, while the Target Fund’s Investor Shares have a longer track record and no blended returns.
Response: The Trust responds supplementally by directing the Staff to the Trust’s response to comment 2 above which explains the reason both share classes of the Target Fund are proposed to be reorganized into the Fund’s Institutional Class. Accordingly, as the share class to receive all of the Target Fund’s shareholders upon reorganization, the Trust considers the Fund’s Institutional Class to be the appropriate primary share class for performance purposes.

15.Staff Comment: In the Average Annual Total Returns table on page 5, with respect to footnote 2 describing the use of the Target Fund Investor Shares’ performance for the Fund’s Advisor Class, please reconcile with disclosure elsewhere in the prospectus indicating that both share classes of the Target Fund will reorganize into the Fund’s Institutional Class.

Response: The Trust responds supplementally by stating that the disclosure in the prospectus as written is accurate. While the Institutional Class is the only share class involved in the reorganization, the Advisor Class, which will be separately seeded on or about the time of the reorganization, will have an expense ratio that is similar to the Target Fund’s Investor Shares. Accordingly, the Trust feels it is appropriate for the Fund’s Advisor Class to adopt the performance history of the Target Fund’s Investor Shares upon its launch.

16.Staff Comment: In the first paragraph of the Principal Investment Strategies section on page 7 of the prospectus, please supplement the discussion of Fundametrics to explain how the Fund’s portfolio will correspond to the Fundametrics model. For example, does the Adviser utilize its discretion to override the model’s recommendations?

Response: The Trust responds by revising to the disclosure as follows:

“The Fund is actively managed and invests primarily in equity securities listed on a U.S. exchange based on the results of a proprietary, quantitative research system called “Fundametrics®” developed by the Adviser. The Adviser evaluates data inputs for accuracy and monitors for external events (e.g., litigation, loss of a primary customer, special dividends, etc.) that may not be incorporated into the model, which may result in a portfolio with some deviation from the model’s recommendations.”

17.Staff Comment: In the fourth paragraph of the Principal Investment Strategies section on page 7 of the prospectus, please revise to state what is included in the Financial Systems Overlay. For example, what risk factors are taken into account and how much risk is unreasonable risk?

Response: The Trust responds by revising the disclosure as follows:

“The Financial Warnings Overlay is then applied to the Fund’s investable universe of stocks using a separate set of risk factors designed to identify stocks with risk levels that the Adviser believes will lead to underperformance. Examples of risk factors include, but are not limited to, leverage, accruals, and short lending data. The Financial Warnings Overlay is designed to avoid high risk stocks that otherwise have attractive valuation metrics. The Fund typically buys stocks that score highly with respect to the Alpha Composite and pass the Financial Warnings Overlay and, as a final analysis, improve portfolio diversification. The Fund typically sells stocks that score low on the Alpha Composite or are flagged by the Financial Warnings Overlay as presenting unreasonable risk. A stock is determined to carry unreasonable risk when it accumulates multiple exceptions or warnings within the Financial Warnings Overlay. Warnings are customized by peer group. For example, the Banks peer group will have different risk factors tied to loan quality and capital levels that would not be relevant to Software peer group.”

18.Staff Comment: In the fifth paragraph of the Principal Investment Strategies section on page 7 of the prospectus, please revise to provide a more substantive explanation for the basis of the Adviser’s “beliefs” that are referenced in this paragraph.

The Trust responds supplementally by directing the Staff to the revisions set forth in its response to the Staff’s comment 6 above, including the addition of the following language to the Fund’s principal investment strategies:

“All parameters set within Fundametrics®, including the Alpha Composite and Financial Warnings Overlay, to generate the Fund’s portfolio are set at the full discretion of the Adviser based upon the Adviser’s beliefs regarding the proper approach to constructing a portfolio to meet the Fund’s investment objective. In addition, the Adviser, in its sole discretion, will continue to test, evaluate and modify these parameters over time.”

19.Staff Comment: In the paragraph of the Principal Investment Strategies section on page 8 of the prospectus that immediately follows the three bullet points, please revise to state a range of the number of stocks that the Fund will typically hold.

Response: The Trust responds by revising the disclosure as follows:

The Adviser may also consider other factors such as diversification and risk in determining whether a particular security has the potential for appreciation. The Fund’s portfolio will typically hold between 250 and 350 individual stocks.

SAI

20.Staff Comment: Please reconcile the prospectus with the Fund’s fundamental policy #7 on page 8 of the SAI which indicates that the Fund will not concentrate in any industry.

Response: The Trust responds supplementally by stating that the prospectus does not indicate that the Fund will be concentrated in any industry, which is in line with this fundamental policy. Accordingly, the Trust respectfully declines to make revisions related this comment.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 721-8328.

Sincerely,

/s/ John Hadermayer
John Hadermayer
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Fund

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP